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Exhibit 99.1

FORM 51-102F3

Material Change Report

Report under s. 4.9 of NI 51-102

Item 1	Name and Address of Company
AnorMED Inc. 200-20353 64th Avenue Langley, British Columbia V2Y 1N5
Item 2	Date of Material Changes
November 7, 2006.
Item 3	News Release
A press release disclosing the material change was issued through Canada NewsWire on November 7, 2006.
Item 4	Summary of Material Change

On November 7, 2006, Dematal Corp., a direct wholly owned subsidiary of Genzyme Corporation, announced the completion of it's tender offer to acquire all of the outstanding shares of AnorMED Inc. for U.S.$13.50 per AnorMED Share, or approximately U.S.$584 million.
The date of AnorMED's next financial year-end will be March 31, 2006.
Item 5	Full Description of Material Change

On November 7, 2006, Dematal Corp. ("Dematal"), a direct wholly owned subsidiary of Genzyme Corporation, announced the completion of it's tender offer (the "Offer") to acquire all of the outstanding common shares ("AnorMED Shares") of AnorMED Inc. ("AnorMED") for U.S.$13.50 per AnorMED Share, or approximately U.S.$584 million. All of the conditions to the Offer were satisfied, and Dematal has accepted for payment and paid for approximately 41.5 million AnorMED Shares, or approximately 96 percent of AnorMED Shares outstanding, tendered in the Offer.

Following acquisition of these shares, Dematal completed a compulsory acquisition of all remaining AnorMED Shares not tendered into the Offer. Dematal will also apply to have the AnorMED Shares delisted from the Nasdaq Global Market and the Toronto Stock Exchange so that the AnorMED Shares will cease trading and AnorMED will no longer be a reporting issuer in the U.S. and Canada.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No information has been omitted from this report on the basis that such information is confidential.
Item 8	Executive Officer
The executive officer of AnorMED Inc. who is knowledgeable about this material change is:
Henri Termeer, President
Item 9	Date of Report
November 8, 2006.

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FORM 51-102F3 Material Change Report